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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53690

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chart Group Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Rockefeller Plaza, 14th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael LaBarbera (212) 350-8206
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP
(Name – *if individual, state last, first, middle name*)

488 Madison Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
120

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/27

OATH OR AFFIRMATION

I, Michael LaBarbera, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chart Group Advisors, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JANIE WALLACE
Notary Public - State of New York
NO. 01WA6190914
Qualified in Westchester County
My Commission Expires

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
488 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110



To the Managing Member of
Chart Group Advisors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to be filed with the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Chart Group Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Chart Group Advisors, LLC's (the "Company") compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Chart Group Advisors, LLC's management is responsible for the Chart Group Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries on the Company's general ledger and underlying bank statements, noting no differences;

2. Compared the Total Revenue amounts on the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on FOCUS reports from January 01, 2009 to March 31, 2009 with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers as follows;

    a. Compared the addition on line 7, net loss from securities in investment accounts, to investment losses recorded in the Company's books and records for the period April 1, 2009 to December 31, 2009 as well as totals from the appropriate FOCUS reports, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Pustorino, Puglisi & Co., LLP
New York, New York
February 23, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053690 FINRA DEC
CHART GROUP ADVISORS LLC 6*6
ATTN: MICHAEL LABARBERA FL 14
75 ROCKEFELLER PLZ
NEW YORK NY 10019-6908

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,790
   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (1,325)
   _______ Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 465
   E. Interest computed on late payment (see instruction E) for ______days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 465
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 465
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CHART GROUP ADVISORS LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 23 day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending DEC 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 677,291
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	38,720
Total additions	38,720
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): INTEREST INCOME	11
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	11
2d. SIPC Net Operating Revenues	$ 716,000
2e. General Assessment @ .0025	$ 1,790
	(to page 1 but not less than $150 minimum)

CHART GROUP ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2009

CHART GROUP ADVISORS, LLC
(A LIMITED LIABILITY COMPANY)
INDEX
DECEMBER 31, 2009

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
488 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110



INDEPENDENT AUDITOR'S REPORT

The Managing Member
Chart Group Advisors, LLC

We have audited the accompanying statement of financial condition of Chart Group Advisors, LLC (the "Company") as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Chart Group Advisors, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Pustorino, Puglisi & Co., LLP

Pustorino, Puglisi & Co., LLP
New York, New York
February 23, 2009

CHART GROUP ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

ASSETS		
Cash and cash equivalents	$	36,516
Accounts receivable		201,000
Investments in common stock, at fair value		1,635,541
TOTAL ASSETS	$	1,873,057

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued expenses	$	1,500
TOTAL LIABILITIES		1,500
MEMBER'S EQUITY		1,871,557
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,873,057

See accompanying notes to financial statements.

Note 1 – Organization:

Chart Group Advisors, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in May, 2001 under the laws of Delaware. The Company provides investment banking and related financial advisory services to institutional clients. It operates one office in New York City, NY. The Company is wholly owned by the Chart Group, L.P. (the "Parent").

Note 2 – Significant Accounting Policies:

Basis of Presentation:

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition:

The Company records fees as they are earned based on the services provided or the closing of certain securities transactions. Securities received as part of success fees are recorded at their current fair value based on their fair value as determined by the Company, pursuant to the fair value accounting standard as described below.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes:

The Company consolidates its taxable income with its Parent, which files a partnership return for federal, state, and local income tax purposes. As a result, no federal, state or local income taxes are provided as they are the responsibility of the individual partners.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance. Adoption of this standard had no effect on the Company's financial statements.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Significant Accounting Policies (Continued):

Investments in Common Stock:

The Company has adopted the provisions of fair value of accounting standard. Under this standard, various inputs are used in determining the value of the Company's investments. These inputs are summarized in the three broad levels listed below:

- Level 1 – quoted prices in active markets for identical securities.
- Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment terms, credit risk, etc.)
- Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

All of the Company's investments are valued using level 3 criteria. Investments in common stock are stated at fair value as determined by the Company. Transactions in securities owned and the related revenues and expenses are recorded on a trade-date basis. For fair values determined based upon other than active market quoted prices, the estimated values may differ materially from the value that would have been used had a ready market existed. (See Note 6).

Note 3 – Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. As of December 31, 2009, the Company had net capital of $35,016, which exceeded its requirement by $30,016. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. As of December 31, 2009 this ratio was .04:1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Note 4 – Concentrations:

The Company maintains all of its cash in financial institutions, which cash balances at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

During 2009, the Company received fees from two major customers comprising 62% and 38%, respectively, of total revenues.

Note 5 – Transactions with Related Parties:

The Company has entered into a service agreement with its Parent under which it is charged for its allocable share of office rent and related office expenses.

In addition, the Company reimburses the Parent for its share of salaries and related expenses paid by the Parent for employees of the Parent who provide services for the Company, principally in generating advisory and success fees.

Note 6 – Investments in Common Stock, at fair value:

All of the Company's investments are evaluated utilizing Level 3 criteria and are summarized as follows:

Balance as of 1/01/09	$ 1,223,758
Securities received - success fees	693,750
Realized gain (loss)	(185,203)
Change in unrealized appreciation	137,392
Allowance for loss on pledged shares	(231,396)
Net purchases (sales)	(2,760)
Balance as of 12/31/09	$ 1,635,541

During 2009 the Company recorded an estimated allowance for the loss of shares which were pledged as collateral for loans borrowed by an affiliate from a third-party lender.

Note 7 – Subsequent Events:

For disclosure purposes in the financial statements, the Company has evaluated subsequent events through February 23, 2010.

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022